UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___May 2008___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: May 14th 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Releases Q1 Results and Looks to the Future

Wellington, New Zealand – May 14th, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Chief executive, Thom Jewell, said the company recorded a loss of $6,567,884 for the quarter ended March 31, 2008. The majority ($4.4mm) of this figure relates to non cash components associated primarily with unrealised derivative losses and depletion. The underlying performance of the company is strong.

The company has made significant gains over the period resulting in a reduction of its liability from $49mm to $32mm and managing its short term financial challenges by restructuring its loans and reduction of its long term debt from $18 to $14.5mm with a further reduction to $11mm expected during the second quarter.

The company has also been successful in monetising one its non core projects in Papua New Guinea at an opportune point in its value cycle. “We will continue to high grade the portfolio of assets with disciplined capital spending, divestments and additions as warranted” said Jewell.

The Cheal field continues to pump cash into the organisation. The Company’s 69.5% of the Cheal field has produced 35,931barrels of oil and generated net revenue of $2,817,267 during the quarter.

Jewell said “the individual wells are performing as anticipated and I am confident that we will be able to increase both the reserves and the total field production with additional drilling. We are also pleased with the performance of the A1 well which is the first producing well from the shallower Urenui sands overlying the entire Cheal field. Bringing this well on stream this quarter and will allow us to realise additional reserves and production for the field.”

Two additional wells have been prepared and could spud before the end of this month. While these wells are targeting incremental reserves, the facilities are designed to allow successful exploration, appraisal or development wells to be converted to producing wells and put on stream rapidly. More than 10 additional drilling locations have been targeted to extend the play trend beyond the existing field but within the permit area over the next two years. These wells if successful may be produced through the world class production facilities that are now in place and operating smoothly.

“We have a staged forward work programme which will be funded out of existing funds, future production revenue and by raising additional capital.” Jewell said.  “This program includes further work on Cheal to increase reserves and subsequent production, and development of the Kahili and Cardiff assets.”

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880 or

Brad Holmes +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.